FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Registration Record N° 175

Santiago, April 28, 2015

Ger. Gen. No. 45 /2015

Ref.:   Significant Event

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449,

Santiago, Chile

Dear Sir,

In accordance with articles 9 and 10,  paragraph 2, under Securities Market Law N°18,045, as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Enersis S.A. (“Enersis” or the “Company”), I hereby inform you of the following significant event:

The Ordinary Shareholders’ Meeting of Enersis held today, has agreed to distribute a definitive dividend (partly composed of Interim Dividend No. 90 of Ch$ 0.831148 per share) and an additional dividend totaling Ch$ 305,078,934,556, equivalent to Ch$ 6.21433 per share.

Since Interim Dividend No.90 has already been paid, the remaining Ch$ 264,259,128,599, or Ch$ 5,38285 per share dividend will be distributed and paid in Final Dividend No. 91.

As required by Resolution N° 660/86 of the Superintendence, the two forms relating to the aforementioned Final Dividend are attached hereto.

Sincerely yours,

Luca D’Agnese

Chief Executive Officer

c.c.:         Santiago Stock Exchange

               Electronic Stock Exchange

               Valparaíso Stock Exchange

Risk Classification Commission

               Banco Santander Santiago– Bondholders Representative

               Central Securities Depositary

SUPERINTENDENCE

SECURITIES AND INSURANCE COMPANIES

CHILE

INTERNAL USE: S.V.S. OFFICE

FORM N°1

DIVIDENDS DISTRIBUTION

0.01 Original Information: YES 0.02 Date : 04/ 28 / 2015 (month/day/year)

1. COMPANY IDENTIFICATION

Date

1.01 Tax No. : 94.271.000-3 .                 1.02 Original Form : 04/ 28 / 2015 (month/day/year)

1.03 Company: ENERSIS S.A.

1.04 Securities Registration Record No.: 0175 .     1.05 Affected series : UNIQUE .

1.06 Ticker Local Exchange : ENERSIS .       1.07 Individualization movement :91.

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Date of agreement: 04/ 28 / 2015 (month/day/year)

2.02 Agreement Settlement: 1 .    (1: Shareholders’ Meeting / 2:Extraordinary Shareholders’ Meeting / 3:Board Meeting)

2.03 Amount of the dividend: 142.227.554.776 __ 2.04 Type of currency: Ch$ -- .

3. SHARES AND SHAREHOLDERS WITH RIGHTS

3.01 Number of shares : 49.092.772.762 3.02 Closing Date : 05/18/2015 (month/day/year)

4. CHARACTERISTICS OF THE DIVIDEND

4.01 Type of dividend : 2. (1:Interim / 2:Definitive minimum by law / 3 Definitive additional or eventual)

4.02 Year Ended : 12 / 31 /2014 (month/day/year)

4.03 Type of payment : 1 . (1:In cash / 2:Optational in cash or shares of the issuance / 3:Optional in cash or shares of other Companies / 4:Other)

5. PAYMENT OF THE DIVIDEND IN CASH (In cash or optional in cash or shares)

5.01 Payment in cash : _2,89712_/share. 5.02 Type of currency: Ch$ --. 5.03 Payment Date :05/25/ 15(month/day/year)

CONTINUES ON BACK)

6. DISTRIBUTION OF THE OPTIONAL DIVIDEND IN SHARES

6.01 Start Date : / / (month/day/year)

6.02 Expiration Option Date: / / (month/day/year)

6.03 Date of Distribution of Shares: / / (month/day/year)

6.04 Series to choose: (Only if the option is based on shares of own issuance)

6.05 Shares post movement: (Only if the option is based on shares of own issuance)

6.06 Tax No. of the Issuer: (Only if the option is on shares in which the company is holder)

6.07 Ticker Local Exchange: .

6.08 Factor of shares: shares to be received by one share with rights

6.09 Share price : / share          6.10 Type of currency: Ch$ .

7. OBSERVATIONS

Tax Effects: The tax credit that could have this dividend will be announced promptly to shareholders

Dividend: This dividend will be charged to 2014 Net income and corresponds to 23.30996 % of the liquid net income for the year ended December 31, 2014,and jointly, with the Interim Dividend No. 90, of $0.83148 per share, already paid, which corresponds to 6.69004 % of the liquid net income for the year ended December 31, 2014, constitute the minimum dividend stated by law of 30% of the liquid net income for the year ended December 2014.

Hour, Place and Payment procedures:   For shareholders that have their corresponding authorization, the dividend will be transferred into their bank account or saving account. For shareholders that have asked the payment by mail, the dividend will be delivered with a nominated check to the shareholders’ address posted in the Shareholders Registration. To shareholders who get it directly, they must do it in Banks labor days from May 25, 2015, at the offices of DCV Registros S.A., in its capacity as administrator of the Shareholders’ Register of Enersis S.A. or in any branch of Banco de Crédito e Inversiones, BCI, within the country from Monday to Friday, between 9:00 A.M. to 14:00. This last option will be used by all shareholders with no specific indication and for those whose bank accounts were notified during a verification process. In cases in which checks are sent back from the Post Office or DCV Registros S.A., they will be maintained in custody until they are requested by shareholders.

Newspaper and Publication Date: The publication of the dividend announcement will be made in El Mercurio of Santiago newspaper, on May 14th, 2015.

Type of Entity: Publicly Held Limited Liability Stock Company

NOTE:  On January 30, 2015 the Company paid to the shareholders the Interim Dividend No.90, of $0.83148 per share, corresponding to the year 2014. This Interim Dividend represents 6.69004% of the 2014 liquid Net Income, as of December 31, 2014..

Declaration: "The information contained in this form is exact and correct, therefore, I assume the corresponding legal responsibility”.

 SIGNATURE OF THE LEGAL REPRESENTATIVE     :                                                                                     .

 NAME OF THE LEGAL REPRESENTATIVE :  LUCA D’ AGNESE . GENERAL MANAGER

SUPERINTENDENCE

SECURITIES AND INSURANCE COMPANIES

CHILE

INTERNAL USE: S.V.S. OFFICE

FORM N°1

DIVIDENDS DISTRIBUTION

0.01 Original information: YES 0.02 Date: 04/28 /2015 (month/day/year)

1. COMPANY IDENTIFICATION

Date

1.01 Tax No: 94,271,000-3 . 1.02 Original Form: 04 /23/2015 (month/day/year)

1.03 Company: ENERSIS S.A.

1.04 Securities Registration Record No.: 0175 . 1.05 Affected series: Unique

1.06 Ticker Local Exchange: ENERSIS . 1.07 Individualization movement: 91A .

2. AGREEMENT AND AMOUNT OF DIVIDEND

2.01 Date of agreement: 04/ 28 / 2015 (month/day/year)

2.02 Agreement Settlement: 1 . (1: General Shareholder’s Meeting / 2:Extraordinary Shareholders’ Meeting /

3:Board Meeting)

2.03 Amount of the dividend: 122,031,573,823__ 2.04 Type of currency: Ch$ -- .

3. SHARES AND SHAREHOLDERS WITH RIGHTS

3.01 Number of shares: 49,092,772,762 . 3.02 Closing date: 05/18/15 (month/day/year)

4. CHARACTERISTICS OF THE DIVIDEND

4.01 Type of dividend: 3 (1:Interim / 2:Definite minimum by law / 3 Definite additional or eventual)

4.02 Year Ended: 12/31 /14 (month/day/year)

4.03 Type of payment: 1 . (1:In cash/ 2:Optional in cash or shares of the issuance / 3:Optional in cash or shares of other companies / 4:Other)

5. PAYMENT OF DIVIDEND IN CASH (In cash or optional in cash or shares)

5.01 Payment in cash: _2.48573 /share 5.02 Type of currency: Ch$ -- . 5.03 Payment Date: 05/25 /15 (month/day/year)

(CONTINUES ON BACK)

6. DISTRIBUTION OF OPTIONAL DIVIDEND IN SHARES

6.01 Start Date / / (month/day/year)

6.02 Expiration Option Date: / / (month/day/year)

6.03 Date of the distribution of shares: / / (month/day/year)

6.04 Series to choose: (Only if the option is based on shares of own issuance)

6.05 Shares post movement: (Only if the option is based on shares of own issuance)

6.06 Tax No. of the Issuer: (Only if the option is on shares in which the company is holder)

6.07 Ticker local Exchange: .

6.08 Factor of shares: shares to be received by a share with rights

6.09 Share price: /share 6.10 Type of currency: Ch$ .

7. OBSERVATIONS

Tax Effects: The tax credit that could have this dividend will be announced promptly to shareholders

Dividend: This dividend will be charged to 2014 Net income and corresponds to 20 % of the liquid net income for the year ended December 31, 2014.

Hour, Place and Payment procedures:   For shareholders that have their corresponding authorization, the dividend will be transferred into their bank account or saving account. For shareholders that have asked the payment by mail, the dividend will be delivered with a nominated check to the shareholders’ address posted in the Shareholders Registration. To shareholders who get it directly, they must do it in Banks labor days from May 25, 2015, at the offices of DCV Registros S.A., in its capacity as administrator of the Shareholders’ Register of Enersis S.A. or in any branch of Banco de Crédito e Inversiones, BCI, within the country from Monday to Friday, between 9:00 A.M. to 14:00. This last option will be used by all shareholders with no specific indication and for those whose bank accounts were notified during a verification process. In cases in which checks are sent back from the Post Office or DCV Registros S.A., they will be maintained in custody until they are requested by shareholders.

Newspaper and Publication Date: The publication of the dividend announcement will be made in El Mercurio of Santiago newspaper, on May 14th, 2015.

Type of Entity: Publicly Held Limited Liability Stock Company

NOTE:  On January 30, 2015 the Company paid to the shareholders the Interim Dividend No.90, of $0.83148 per share, corresponding to the year 2014. This Interim Dividend represents 6.69004% of the 2014 liquid Net Income, as of December 31, 2014.

Declaration: "The information contained in this form is exact and correct, therefore, I assume the corresponding legal responsibility”.

 SIGNATURE OF THE LEGAL REPRESENTATIVE     :                                                                                     .

 NAME OF THE LEGAL REPRESENTATIVE :  LUCA D’ AGNESE . GENERAL MANAGER

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luca D’Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: April 27, 2015